Exhibit to Item 77D

On June 24, 2010 the Board approved for inclusion in the proxy an amendment to the fundamental investment restriction and investment strategy of HighMark 100% U.S. Treasury Money Market Fund, which permits the Fund to hold up to 10% cash or cash equivalent in a defensive position, subject to the required approval of the shareholders of such fund at a meeting scheduled to be held October 8, 2010.